Filed by PhotoMedex, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

                                            Press Release dated December 1, 2004

                                            Subject Company: ProCyte Corporation
                                                     Commission File No. 0-18044

The following is a joint press release issued by PhotoMedex, Inc. and ProCyte Corporation in connection with the pending acquisition of ProCyte Corporation by PhotoMedex, Inc., pursuant to an Agreement and Plan of Merger dated as of December 1, 2004, by and among PhotoMedex, Inc., Gold Acquisition Corp. and ProCyte Corporation.

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NEWS RELEASE for December 1, 2004 at 4:05 pm EST
Contacts:   PhotoMedex, Inc.                    ProCyte Corporation
            Dennis McGrath, CFO                 Jack Clifford, President and CEO
            215-619-3287                        425-869-1239 x303
            info@photomedex.com                 jclifford@procyte.com

                PHOTOMEDEX AGREES TO ACQUIRE PROCYTE CORPORATION

MONTGOMERYVILLE, PA and REDMOND, WA (December 1, 2004)...PhotoMedex, Inc. (Nasdaq: PHMD) and ProCyte Corporation (OTCBB: PRCY.OB) announced today that the companies entered into a definitive merger agreement pursuant to which PhotoMedex will acquire ProCyte in a stock-for-stock transaction valued at approximately $24.4 million. Under the terms of the agreement, PhotoMedex will issue 0.6622 shares of its common stock in exchange for each outstanding share of ProCyte common stock. PhotoMedex expects to issue approximately 10.5 million shares of common stock. In addition, certain options to purchase ProCyte common stock will be assumed in the transaction. On a pro forma basis, assuming that all ProCyte shareholders exchange their ProCyte shares for PhotoMedex shares, and giving effect to the shares underlying the ProCyte stock options to be assumed by PhotoMedex, ProCyte's stockholders would own approximately 21% of the combined company's common stock on a fully diluted basis. Based on the closing prices of the companies' common stock on November 30, 2004, the offer represents a purchase price of $1.49 per share and a premium of 33%.

      ProCyte develops and markets therapeutic and daily use skincare and procedure-based products to dermatologists. Many of ProCyte's products incorporate the company's patented GHK Copper Peptide technology. ProCyte sells its products directly to physicians through its 25-person sales organization. Physicians use the company's products to improve healing following aesthetic procedures such as laser resurfacing, laser hair removal and microdermabrasion, and for daily use to promote healthy skin and reduce hyperpigmentation, fine lines and wrinkles. ProCyte also reaches the broader consumer markets through license and supply agreements with strategic partners. For the twelve months ended September 30, 2004, ProCyte reported total revenues of $13.0 million. In addition, ProCyte currently has over $6 million in cash.

      Jeff O'Donnell, President and CEO of PhotoMedex, commented, "PhotoMedex is pleased to expand its presence in the dermatology community by acquiring a company that is highly regarded by our customers and our scientific advisory board. We immediately increase our dermatology sales force five-fold, which will enable us to accelerate the roll out of our XTRAC laser therapy. ProCyte also will provide us with a line of quality skin care products supported by accepted science for our existing customers. This increase in our sales resources is particularly timely to take advantage of an improving reimbursement environment for laser therapy for psoriasis. The combined company will be able to offer significant value to our dermatology customers by providing a proven treatment option for psoriasis and provide effective pre- and post-procedure treatment products that generate recurring revenue and an opportunity to improve practice profitability. Financially, we are extremely pleased that this acquisition will accelerate our profitability and is accretive to our shareholders."

      Jack Clifford, ProCyte's President and CEO, stated, "We are very pleased to be joining forces with PhotoMedex and are excited about the additional opportunities that the combination offers our shareholders in terms of revenue growth and improved liquidity. The companies share a vision for the future and believe that, with our collective product offerings, we are well positioned to further expand our presence in the marketplace. For the past several years, ProCyte's management and board have focused their efforts to maximize stockholder value. We believe this combination best positions ProCyte's stockholders to capitalize on those efforts."

      The merger is subject to customary terms and conditions including the approval by the stockholders of ProCyte and PhotoMedex. The directors and officers of ProCyte, who collectively own approximately 3.9% of the outstanding ProCyte common stock, have agreed to vote all of their shares in favor of the proposed transaction. The merger is expected to close in the first quarter of 2005.

      In this transaction, CIBC World Markets and Wells Fargo Securities, LLC acted as the financial advisors to PhotoMedex and ProCyte, respectively.

      A conference call will be held on Thursday, December 2, 2004 at 8:00 a.m. Eastern Time, during which, Jeff O'Donnell, the President and CEO of PhotoMedex, and Jack Clifford, the President and CEO of ProCyte Corporation, will discuss today's announcement. To participate in the conference call, dial 800-289-0546 and confirmation code #982899 approximately 5 to 10 minutes prior to the scheduled start time.

      If you are unable to participate, a digital replay of the call will be available from Thursday, December 2 at 11:00 a.m. Eastern time until midnight on Thursday, December 16, by dialing 888-203-1112 and using confirmation code # 982899.

      The live broadcast of the PhotoMedex and ProCyte conference call will be available online by going to www.photomedex.com and clicking on the link to Investor Relations, and at www.streetevents.com. The online replay will be available shortly after the call at those sites.

About PhotoMedex
PhotoMedex provides contract medical procedures to hospitals, surgi-centers and doctors' offices, offering a wide range of products and services across multiple specialty areas, including dermatology, urology, gynecology, orthopedics, and other surgical specialties. The company is a leader in the development, manufacturing and marketing of medical laser products and services.

About ProCyte
ProCyte Corporation develops and markets products based on its patented, clinically proven Copper Peptide technology for skin health, hair care and wound care. The Company sells directly to dermatologists, plastic and cosmetic surgeons, spas and salons and through licenses with strategic partners into the consumer market, including its long-term worldwide license agreement with Neutrogena(R), a Johnson & Johnson company. ProCyte brands include Neova(R), VitalCopper(R) Simple Solutions(R) and AquaSante(R) Skin Care products; Complex Cu3(R) Post-Procedure Skin Care; GraftCyte(R) Hair Transplant Care; and Tricomin(R) Advanced Care for Thinning Hair. The Company also has the exclusive distribution rights in the physician market for Cutanix Corporation's Quadrinone(R) technology in the U.S., Canada and Puerto Rico. Additional information is available by visiting the Company's website at www.procyte.com.

SAFE HARBOR STATEMENT

      This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results of ProCyte Corporation ("ProCyte") and PhotoMedex, Inc. ("PhotoMedex") and the proposed acquisition of ProCyte by PhotoMedex .

      The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that ProCyte's business will not be integrated successfully with that of PhotoMedex, costs related to the merger, failure of the ProCyte or PhotoMedex stockholders to approve the merger, risks relating to technology and product development, market acceptance, government regulation and regulatory approval processes, intellectual property rights and litigation, dependence on strategic partners, ability to obtain financing, competitive products and other risks identified in PhotoMedex's and ProCyte's respective filings with the SEC. PhotoMedex and Procyte are under no obligation to (and expressly disclaim any such obligation to) update or alter these forward-looking statements, whether as a result of new information, future events or otherwise.

      In connection with the proposed merger, PhotoMedex will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4. The registration statement will include a proxy statement of Procyte and a proxy statement of PhotoMedex for a meeting of their respective stockholders to consider and vote upon the proposed merger. The registration statement will also serve as a prospectus of PhotoMedex with respect to the shares of PhotoMedex to be distributed to stockholders of ProCyte in the proposed transaction. PhotoMedex and ProCyte will file the proxy statement/prospectus with the SEC as soon as practicable. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT PHOTOMEDEX, PROCYTE, THE MERGER AND RELATED MATTERS.

      In addition to the registration statement and proxy statement/prospectus, both PhotoMedex and ProCyte file annual, quarterly and other reports, proxy statements, registration statements and other information with the SEC. You may read and copy any reports, statement or other information filed by PhotoMedex or ProCyte at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Investors and security holders may also obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by the companies at the SEC's web site at http://www.sec.gov.

      PhotoMedex, ProCyte, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from stockholders of ProCyte and PhotoMedex with respect to the transactions contemplated by the merger agreement. A description of any interests that PhotoMedex's or ProCyte's directors and executive officers have in the proposed merger will be available in the proxy statement/prospectus.

      This press release is not an offer to purchase shares of ProCyte, nor is it an offer to sell shares of PhotoMedex common stock, which may be issued in any proposed merger with ProCyte. Any issuance of PhotoMedex common stock in any proposed merger with ProCyte would have to be registered under the Securities Act of 1933, as amended, and such PhotoMedex common stock would be offered only by means of a prospectus complying with such act.

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